Via Facsimile and U.S. Mail
Mail Stop 4720

August 31, 2009

John P. Sharp
Vice President, Finance and
Chief Financial Officer
Ligand Pharmaceuticals, Inc.
10275 Science Center Drive
San Diego, CA 92121-1117

Re: **Ligand Pharmaceuticals, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Schedule 14A filed April 29, 2009
     File Number: 001-33093

Dear Mr. Sharp:

We have reviewed your August 5, 2009 response to our July 15, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Write-off of in-process research and development, page 43

1. Please revise your disclosure in response to prior comment two to disclose the estimated fair values of the acquired in-process research and development by product candidate within each stage of development.

Schedule 14A filed April 29, 2009

Compensation Discussion and Analysis, page 30

2. We note your response to our prior comments six, seven and nine and advise you that Instruction 4 to Item 402(b) of Regulation S-K provides for relief regarding target levels of achievement with respect to specific performance-related factors or other

factors or criteria which are confidential and would result in competitive harm for the registrant. You should apply the same standards in assessing your eligibility for this exclusion as you would when applying for confidential treatment under Securities Act Rule 406 or Exchange Act Rule 24b-2. In order to qualify under that standard the information must not only be confidential and competitively harmful but also not material for an investors understanding. Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant's compensation policies and decisions regarding its named executive officers. Please refer to Instruction 1 to Item 402(b) of Regulation S-K. Please confirm your understanding that the sample disclosure provided in your August 5, 2009 response letter or analogous and/or equivalent-level disclosure you may provide in future CD&As is required in order to inform readers of the material facts regarding the company's procedures and decisions affecting executive compensation.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant